As filed with the Securities and Exchange Commission on October 21, 2009
Securities Act File No. 333-157821
1940 Act File No. 811-21465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-14
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

☐    Pre-Effective Amendment No.  ___

☒    Post-Effective Amendment No.    1

(Check appropriate box or boxes)

ING Clarion Global Real Estate Income Fund
(Exact name of registrant as specified in charter)

201 King of Prussia Road
Radnor, Pennsylvania  19087
(Address of Principal Executive Offices)

Telephone Number:  (888) 711-4272
(Area Code and Telephone Number)

T. Ritson Ferguson, President
INC Clarion Global Real Estate Income Fund
201 King of Prussia Road
Radnor, Pennsylvania  19087
(Name and Address of Agent for Service)
_____________

Copies to:

Richard Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522	William E. Zitelli ING Clarion Real Estate Securities, L.P. 201 King of Prussia Road, Suite 600 Radnor, Pennsylvania 19087

EXPLANATORY NOTE

This Registration Statement is organized as follows:

The Combined Proxy Statement/Prospectus and Statement of Additional Information in the form filed on June 17, 2009 pursuant to Rule 497 of the General Rules and Regulations under the Securities Act of 1933, as amended (File Nos. 333-157821 and 811-21465) are incorporated herein by reference.

This amendment is being filed in order to file as Exhibit 12 to this Registration Statement, the tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel for the Registrant.

1

PART C:  OTHER INFORMATION

ITEM 15.  Indemnification

There has been no change in the information set forth in Item 15 of the most recently filed Registration Statement of ING Clarion Global Real Estate Income Fund (the "Registrant") on Form N-14 under the Securities Act of 1933 and the Investment Company Act of 1940 (File Nos. 333-157821 and 811-21465) as filed with the Securities and Exchange Commission on June 17, 2009, which information is incorporated herein by reference.

ITEM 16.  Exhibits

1)		Amended and Restated Agreement and Declaration of Trust of the Registrant and amendments thereto (a)

2)		By-laws of the Registrant (a)

3)		Not applicable

4)		Form of Agreement and Plan of Reorganization (c)

5)	(a)	Portions of the Amended and Restated Agreement and Declaration of Trust and By-laws of the Registrant defining the rights of holders of common shares of the Registrant (c)

	(b)	Form of specimen certificate for common shares of the Registrant (d)

6)	(a)	Investment Management Agreement between the Registrant and ING Clarion Real Estate Securities, L.P. (b)

	(b)	Administrative Services Agreement between the Registrant and Bank of New York Mellon Corporation (b)

7)		Not Applicable

8)		Not Applicable

9)		Custody Agreement between the Registrant and Bank of New York Mellon Corporation (b)

10)		Not Applicable

11)		Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP special counsel for the Registrant (d)

12)		Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP (e)

13)		Stock Transfer Agency Agreement between the Registrant and The Bank of New York Mellon Corporation (b)

14)		Consent of Ernst & Young LLP, independent auditors for the Registrant (d)

15)		Not Applicable

16)		Not Applicable

17)		Proxy cards for the Funds (d)

_____________

(a)	Incorporated herein by reference to Registrant's Registration Statement on Form N-2 as filed with the Securities and Exchange Commission on January 26, 2004.

(b)	Incorporated herein by reference to Registrant's Registration Statement on Form N-2 as filed with the Securities and Exchange Commission on November 13, 2006.

(c)	Incorporated herein by reference to Registrants Registration Statement on Form N-14 as filed with EDGAR on March 10, 2009.

(d)	Incorporated herein by reference to Registrants Registration Statement on Form N-14 as filed with EDGAR on June 17, 2009.

(e)	Filed herewith.

ITEM 17.  Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Radnor and the State of Pennsylvania, on the 20th day of October, 2009.

ING CLARION GLOBAL REAL ESTATE INCOME FUND

By:

/s/ T. Ritson Ferguson
T. Ritson Ferguson
President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name		Title

/s/ T. Ritson Ferguson		Trustee, President and Chief Executive
T. Ritson Ferguson		Officer (Principal Executive Officer)

/s/ Jonathan A. Blome*		Chief Financial Officer
Jonathan A. Blome		(Principal Financial Officer)

/s/ Jarrett B. Kling*		Trustee
Jarrett B. Kling

/s/ Asuka Nakahara*		Trustee
Asuka Nakahara

/s/ Frederick S. Hammer*		Trustee
Frederick S. Hammer

/s/ Richard L. Sutton*		Trustee
Richard L. Sutton

/s/ John Bartholdson*		Trustee
John Bartholdson

*By:	/s/ T. Ritson Ferguson
T. Ritson Ferguson, Attorney-in-Fact October 20, 2009

SCHEDULE OF EXHIBITS TO FORM N-14
ING CLARION GLOBAL REAL ESTATE INCOME FUND

Exhibit
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12)	Tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP